SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For March 2016
Commission File Number 0-28800
______________________
DRDGOLD Limited
Off Crownwood Road
Crown Mines
South Africa, 2092
(
Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F        Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes       No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of March 2016, incorporated by reference herein:
Exhibit
99.1 Release dated March 11, 2016, entitled “APPOINTMENT OF COMPANY SECRETARY”.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: March 11 2016
By: /s/ Riaan Davel
Name: Riaan Davel
Title: Chief Financial Officer

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
ISIN: ZAE000058723
JSE share code: DRD
NYSE trading symbol: DRD
(“DRDGOLD”)
APPOINTMENT OF COMPANY SECRETARY
In compliance with paragraph 3.59(a) of the JSE Listings Requirements shareholders are advised that Ms Reneiloe Masemene has been appointed as the Company Secretary of DRDGOLD with effect from 9 March 2016.
Ms Masemene holds an LLB and LLM from the University of the Witwatersrand. She is a qualified attorney who joined DRDGOLD in January 2009 as a legal advisor. She was appointed to the position of senior legal advisor in October 2011 and prescribed officer of Ergo Mining (Pty) Limited in June 2012. She was appointed to the position of group legal counsel in August 2014.
Johannesburg
11 March 2016

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